EXHIBIT 99.1

Trilogy International Partners Inc. Sets Date to Report Third Quarter 2017 Results

BELLEVUE, Wash., Oct. 04, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (TSX:TRL) announced today that it will report results for the third quarter ended September 30, 2017 after the markets close Wednesday, November 8, 2017. The Company will hold a conference call to discuss the results the next day, November 9, 2017, at 10:00 a.m. (PT).

Dial-in and online information for the conference call follows below.
No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Call Date:	Thursday, November 9, 2017
Call Time:	10:00 a.m. (PT)

US Toll Free:	1-844-826-3035
Canada Toll Free:	1-855-669-9657
International Toll:	1-412-317-5144

Online info (audio only): http://www.trilogy-international.com/events-and-presentationsLive simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free:	1-877-344-7529
Canada Toll Free:	1-855-669-9658
International Toll:	1-412-317-0088
Replay Access Code:	10113000

About Trilogy International Partners Inc.
Trilogy International Partners Inc. (TSX:TRL) is the parent company of Trilogy International Partners LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

CONTACT:
Trilogy International Partners Inc.
Ann Saxton
Vice President, Investor Relations & Corporate Development
+1 (425) 458-5900